Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

05011656

MACQUARIE
BANK

28 September 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

Macquarie Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

ASX/Media Release

MACQUARIE BANK

MACQUARIE BANK BECOMING CONFIDENT OF MATCHING LAST YEAR'S RECORD FULL YEAR PROFIT

26 September 2004 – Macquarie Bank Deputy Managing Director Richard Sheppard said today the Bank was becoming confident of matching last year's record full year profit.

"Subject to a continuation of reasonable market conditions, we are becoming confident that we can at least match last year's record result of $823 million, despite the fact that last year's result included a one off gain from the formation of the Macquarie Goodman Group. There is possible upside to the full year result from specialist fund initiatives and asset realisations," he said.

Speaking ahead of the Merrill Lynch 20th Anniversary Australia Investment Conference in New York later this week and meetings with investors in the USA and Canada, Mr Sheppard said the first half profit result for the six months ended September 2005 was expected to be broadly in line with the previous year's second half profit, excluding the contribution from the Macquarie Goodman profit realisation. The previous year's second half profit excluding the Macquarie Goodman realisation was $448 million, and benefited from very large performance fees.

Mr Sheppard noted that market conditions in the first half, especially global equity markets, have overall continued to be good, and better than expected.

"The contribution to the profit for the six months ended September 2005 from the Equity Markets Group is anticipated to be more than double last year's first half profit for that

Group. All broking businesses are performing well and there have been strong contributions from performance fees. All Groups performed well during the half." Mr Sheppard said.

Commenting on the medium term outlook, Mr Sheppard said Macquarie Bank was well placed due to good businesses, diversification, committed quality staff and effective prudential controls.

"The Bank expects continued good growth in revenue and earnings across most businesses over the medium term, subject to market conditions not deteriorating materially, and its international businesses are expected to experience continued good growth," he said.

For further information please contact

Erica Sibree, Macquarie Bank Investor Relations,	612 8232 3273
Matthew Russell, Macquarie Bank Public Relations,	612 8232 4102

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

26 September 2005

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 23rd September 2005, was 0.04%.

Yours faithfully

Angela Blair
Company Secretary

Macquarie Bank Limited

Investor Presentation

Richard Sheppard
Deputy Managing Director

September 2005

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).

Agenda

→ Overview
→ Financial performance
→ Earnings drivers
→ Strategy
→ Outlook
→ Appendix

A diversified financial institution

What we do

→ Diversified financial services in Australia
→ Broad investment banking in Asia Pacific
→ Focused business in the Americas and Europe

Key statistics

→ 27% compound annual growth in NPAT (last 10 years)
→ Assets under management $A94 billion*
→ Balance sheet assets $A49 billion**
→ Market capitalisation

Macquarie Bank (MBL):	$A16.0b	11th on ASX
Macquarie "family of funds" (hypothetical):	$A52.1b	2rd on ASX

Market capitalisations as at 22 September 2005 * at 30 June 2005 ** at 31 March 2005

Over 6800 staff in 23 countries

→International staff up 42% to over 1,900 from 1 April 2004

EUROPE 427 staff | MIDDLE EAST 5 staff | ASIA 851 staff | NORTH AMERICA 488 staff



AFRICA 23 staff | AUSTRALIA 4,965 staff | NEW ZEALAND 104 staff | SOUTH AMERICA 23 staff

At 31 July 2005

Operating income is diversified


Investment banking 34%
Mergers and acquisitions, advisory and underwriting
Up 63% on pcp
Institutional stockbroking
Financial products
Asset & wealth management 36%
Infrastructure, property and other specialist funds
Up 81% on pcp*
Retail and wholesale funds management and private client broking
Commodities
Equity derivatives
FX, futures, treasury and debt markets
Up 11% on pcp**
Financial markets 17%
Banking and securitised lending
Equipment and other leasing
Up 46% on pcp
Property lending
Other lending
Lending 13%

Year ended 31 March 2005 * Includes profit on formation of MGO **Includes changes in asset values and realisation of investment in East African Gold Mines in prior year

Agenda

- → Overview
- → **Financial performance**
- → Earnings drivers
- → Strategy
- → Outlook
- → Appendix



$Am
Net Profit
Gain on formation of MGQ
$Am
Total income*
International
Domestic
A cents
EPS
EPS attributable to accounting gain on formation of MGQ
$Ab
Assets under management
Wholesale
Retail
Other
Property**
Infrastructure
2000 2001 2002 2003 2004 2005

Our success has been sustained

37 year history of profit



Net Profit After Tax $Am
Gain on formation of MGQ
69
75
81
87
93
99
'05

Agenda

- → Overview
- → Financial performance
- → **Earnings drivers**
- → Strategy
- → Outlook
- → Appendix

Operating income

54% increase to $A3,655m



$Am
Other income
Net interest income
Trading income
Fee and commission income
2001 2002 2003 2004 2005

Fee and commission income

45% increase to $A1,907m



$Am
2003 2004 2005
Base fees
Performance fees
M&A, advisory, underwriting
Brokerage and commission
Financial products
Banking, lending and securitisation
Other

Base management fees

22% increase to $A388m



AUM ($Ab)
Base Fees ($Am)
Development capital & other
Property
Infrastructure
FSG/FMG - retail
FSG/FMG - wholesale
Base fees
2001
2002
2003
2004
2005

→ AUM up 42% over FY05 to $A89b

Performance management fees

39% increase to $A312m



$Am
FSG/FMG
MAP
Other specialist
Property
Infrastructure - other
MCG
MIG
MIC
2001
2002
2003
2004
2005

Trading income

30% increase to $A730m



$Am
Interest Rate Products
Foreign Exchange
Commodities
Equities
2001
2002
2003
2004
2005

→ Equities increase reflects a more diversified product range

→ Commodities reflects increased customer demand, expanded product range and market volatility

Net interest income

33% increase to $A405m



$Am
Non-interest bearing assets
Interest bearing trading assets and other securities
Loan assets
2001
2002
2003
2004
2005

Growth of average loan assets



Cost management



$Am
Expense/income ratio (%)
77.9
77.8
74.9
Other operating expenses
Non-salary technology expenses
Occupancy expenses
Employment expenses
Expense/income ratio*
2001
2002
2003
2004
2005



Capital management
Tier 1 ratio (%)
Tier 1 ratio
MIPS
MIS
CPS
Ordinary equity
Tier 1 deductions



$Am
International income*
New Zealand
Europe
Asia Pacific
Americas
Africa
2000
2001
2002
2003
2004
2005



Total staff numbers
2000
2001
2002
2003
2004
2005



International staff numbers

* Excluding earnings on capital

Equity investments*


$Am
3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
Aug 2005
MGQ
MIG
MCW
MOF
MAP
MIIF
MCAG
MCG
KRIF
MEIF
MAG
MIC
Other equity investments

*Comprises investments in listed and unlisted equity securities at carrying value. 31 March each year except August 05

Equity investments – market vs. carrying value

Market value is $A565m above carrying value


$Am
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Market value*
Carrying value
2000
2001
2002
2003
2004
2005

*Selected investments only. Other investments shown at carrying value. Market value as of 31 August 2005

Agenda

- → Overview
- → Financial performance
- → Earnings drivers
- → Strategy
- → Outlook
- → Appendix

The broad strategy


Other international markets
Focused
Asia-Pacific
Broad investment banking
Australia
Full-service

Key philosophies

- → Strong goals and values
- → Encouraging an entrepreneurial environment
- → Philosophy of freedom with boundaries
- → Strong risk management
- → Remuneration systems
  - → Recognise success
  - → Encourage long-term commitment
  - → Aligned with shareholder interests
- → Focus on delivering special value for clients

Major strategic initiatives FY05

- → **Macquarie Securities Asia (ING)**
- → **Development of Asian investment banking**
- → **Expansion of structured equity offerings**
- → **Specialist fund initiatives**
  - → MEIF (Europe)
  - → MIC (NYSE)
  - → Existing fund acquisitions (MIG, MAP, MCG etc)
- → **Expansion of property funds management**
  - → Australia, Americas, Asia, Europe
- → **Energy and commodities initiatives**
- → **Significant growth in Australian retail financial services**
  - → Stockbroking, funds administration, margin lending, mortgages

Strategic developments - current year

- **Macquarie Securities Asia (MSA) performing well**
  - Better than expected profit pre & post integration costs
  - Good progress in growing the investment banking presence/deal flow
- Continued growth in **infrastructure funds/assets**
  - **Macquarie International Infrastructure Fund** – $S800m IPO in Singapore
  - **Korean acquisitions** – Korean Independent Energy Corporation - 50%, Korean digital cable operator CJ CableNet and Incheon Grand Bridge
  - **Dulles Greenway Tollroad** – MIG $US534 investment in Virginia toll road
  - **Macquarie Capital Alliance Group** – $A1b IPO; acquisitions of European directories business Yellow Brick Road and BBC Broadcast, Retirement Care Australia and Zig Inge Retirement Villages Group
  - **Macquarie Global Infrastructure Total Return Fund** (MGU) – $US425m IPO, New York Stock Exchange
  - **Korean Road Infrastructure Fund** – may seek to list in 2005

25

Strategic developments – current year

- Continued growth in **property funds**
  - **China property** – acquisition of nine retail malls
  - **UK office property JV** - with office park developed Akeler and commenced with two acquisitions
  - Expansion in **Singapore**
- **Assets under management** $94b at 30 June 2005
- **Other**
  - **Treasury and Commodities** and **Investment Banking JVs** in **Abu Dhabi**
  - **TMB** – stockbroking and investment banking in Thailand
  - **India** – stockbroking and corporate finance commenced
  - **Dyno Nobel** – Bank-led consortium acquisition of commercial explosives company
  - Continued growth in Bank's **retail and trading businesses**

26

Agenda

- Overview
- Financial performance
- Earnings drivers
- Strategy
- **Outlook**
- Appendix

27

Outlook for 2005/6

- 1H06 market conditions, especially global equity markets, have overall continued to be good, and better than expected
  - Notably Equity Markets Group's 1H06 contribution more than double 1H05
  - All broking businesses performing well
  - Strong fund performance and performance fees
  - All Groups are performing well
- Expect 1H06 to be broadly in line with 2H05 excluding MGQ profit realisation (2H05 profit excluding MGQ profit realisation was $448m)
- Note that 2H05 benefited from very large performance fees
- Subject to continuation of reasonable market conditions we are becoming confident that we will at least match the record FY05 result of $823m
  - Despite the fact FY05 included one-off gain from MGQ
- There is possible upside from specialist fund initiatives and asset realisations

28

Medium term outlook

- We continue to be well placed due to:
  - Good businesses
  - Diversification
  - Benefits of strategic initiatives
  - Committed quality staff
  - Effective prudential controls
- Subject to market conditions not deteriorating materially, we expect:
  - Continued growth in revenue and earnings across most businesses over time
  - Continued good growth in international businesses

29

Agenda

- Overview
- Financial performance
- Earnings drivers
- Strategy
- Outlook
- **Appendix**

30

Full service in Australia

Growth since 2000 Staff: 3744 to 4965



Focused businesses in New Zealand

Staff: 32 to 104



Existed in March 2000 | Added post March 2000

31

Broad investment banking in Asia

Growth since 2000 Staff: 120 to 851



Existed in March 2000 | Added post March 2000

32

Focused businesses in the Americas

Growth since 2000 Staff: 94 to 511



Existed in March 2000 | Added post March 2000

33

Focused businesses in Europe, Africa & the Middle East

Growth since 2000 Staff: 80 to 455



Existed in March 2000 | Added post March 2000

34

Managing important assets across the globe

Acquired post 1 April 2004

Acquired prior to 1 April 2004



Roads Property Airports Communications Utilities Transport services Other

35

Organisational structure



36

Shareholder composition


International institutional 32%
Retail* 25%
Staff 5%
Australian institutional 38%

As at 25 August 2005 *Approximately